

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 22, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 8.50% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share ($25.00 liquidation preference per share), of NEXPOINT REAL ESTATE FINANCE, INC. under the Exchange Act of 1934.

Sincerely,